UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04006936

January 27, 2004

Thomas F. Larkins
Vice President, Corporate Secretary and
Deputy General Counsel
Honeywell International Inc.
101 Columbia Road
Morristown, NJ 07962-2245

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/27/2004

Re: Honeywell International Inc.
Incoming letter dated December 23, 2003

Dear Mr. Larkins:

This is in response to your letter dated December 23, 2003 concerning the shareholder proposal submitted to Honeywell by Bart Naylor. We have also received letters on the proponent's behalf dated January 2, 2004 and January 16, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

PROCESSED
FEB 04 2004
THOMSON FINANCIAL

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

773840

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

310-371-7872

6 Copies
7th copy for date-stamp return

January 2, 2004
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

RECEIVED
2004 JAN 21 AM 10:36

Honeywell International Inc. (HON)
Response to No Action Request
Bart Naylor

Ladies and Gentlemen:

This attachment to the above letterhead is forwarded on **January 16, 2004**.

Sincerely,

John Chevedden
Honeywell International Inc. shareholder

cc:
Bart Naylor
David Cote

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th copy for date-stamp return

January 16, 2004
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Poison Pill Proposals and
Substantially Implemented Criteria
Separate Ballot Item Supplement

Ladies and Gentlemen:

Separate Ballot Item

The company has made no claim that its policy calls for a vote as a separate ballot item. The company has cited no precedent where a called-for vote was determined substantially implemented by a policy allowing a vote as only a small part of a larger bundle of provisions.

The 2003 company policy can also make the "voice" meaningless by bundling the vote on the pill with 5 other items as an all-or-nothing vote proposition. And one of the 5 items could be a big-carrot item.

There is no point-by-point analysis particularly focused on the separate ballot item provision.

Sincerely,

John Chevedden

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 | 310-371-7872

6 Copies
7th copy for date-stamp return

January 16, 2004
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Poison Pill Proposals and
Substantially Implemented Criteria

Ladies and Gentlemen:

The following is additional material which applies to a poison pill proposal for a two-point single-concept policy calling for:
1-A shareholder vote policy regarding a poison pill
Plus
2-A shareholder vote if the policy is repealed after adoption.

This letter addressees the substantially implemented issue.

The two-point policy calls for a vote at each of the two points. There is no substantial implementation if the company sets up a condition:
1-Where the company has complete control
2-And the company can avoid a vote at both point-one and point-two

SEC Release No. 34-20091 (attached) said "The Commission proposed an interpretative change to permit the omission of proposals that have been 'substantially implemented by the issuer.'" The key phrase is "substantially implemented by the issuer."

The company is in the inscrutable position of claiming that the first half of the two-point policy compares favorably with the whole policy. It is like half the baby is as good as the whole baby. Nordstrom Inc., claimed a favorable 12-for-12 match in Nordstrom Inc., 1995 SEC No-Act. LEXIS 226 (Feb. 8, 1995). Yet the company now claims that one-for-two is as favorable 12-for-12 when addressing the poison pill topic.

In Nordstrom Inc., the staff allowed a company to exclude a proposal where the company demonstrated that it already had adopted policies or taken actions to address *each* of 12 points of the proposal.

In Nordstrom a 12-for-12 match at a detail level of the company was apparently established in order to obtain concurrence.

At the highest level of the company the company claims a one-for-two match compares favorably. A key principle of rule 14a-8 and corporate governance is that shareholder voices are intended to be heard more at the macro level of the company because the managers are responsible for the details. Thus if 12-for-12 is the standard for detailed items in Nordstrom, the standard should at least approach 100% at a much **higher** level of a company – not 50%.

For shareholders the greater importance of macro issues is supported by text in rule 14a-8:
i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? ...
7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations.

In Nordstrom Inc., the company argued:
A comparison of the Proponent's "code of conduct" and the Guidelines reveals that the Guidelines include each form of prohibited supplier conduct listed in the Proposal and include the means to verify compliance as requested in the Proposal. The Proponent, for example, requests that under the code of conduct the Company will not do business with suppliers which:

(1) utilize forced or prison labor;
(2) employ children under compulsory school age or legal working age;
(3) fail to follow prevailing practice and local laws regarding wages and hours;
(4) fail to maintain a safe and healthy working environment; or
(5) contribute to local environmental degradation.

In addition, the Proponent requests that the Company verify its suppliers' compliance through certification, regular inspections and/or other monitoring processes.

Under the Guidelines, the Company's vendors are expected to refrain from:

(1) utilizing prison or forced labor;
(2) utilizing child labor;
(3) failing to offer wages, hours and overtime consistent with prevailing local industry standards;
(4) failing to provide safe and healthy work environments for their workers;
(5) failing to demonstrate a commitment to the environment;
(6) failing to comply with all applicable legal requirements; or
(7) discriminating.

In Texaco Inc., 2001 SEC No-Act. LEXIS 136 (Jan. 30, 2001) a shareholder proposal, which urged this company's board of directors to adopt, implement and enforce a workplace code of conduct based upon the International Labor Organization's conventions on workplace human rights, including the five principles set forth in the proposal, may not be omitted from the company's proxy material under rule 14a-8(i)(10).

The company argued that the proposal had been substantially implemented because the company already had endorsed the Sullivan Principles. The proponent noted that the Sullivan Principles did not cover all of the subjects addressed by the International Labor Organization's Principles nor were the Sullivan Principles co-extensive with them.

In PPG Industries, Inc., 2001 SEC No-Act. LEXIS 124 (Jan. 22, 2001) the company was required to include a proposal asking the board to adopt the International Labor Organization's conventions on workplace human rights, including the five principles set forth in the proposal. The company argued that it had substantially implemented the proposal because it had adopted various policies, such as its EEO and Global Code of Ethics policies, or was subject to certain laws, including the National Labor Relations Act and the ILO's Convention 105 regarding forced labor which had been ratified by the U.S., relating to concerns raised in the proposal. The proponent countered by pointing out precisely how the measures cited by the company fell short of substantial implementation. The proponent also argued that the heart of the proposal was to create a single document that explicitly and in one place committed the company to the enumerated principles.

The second part of this poison pill proposal emphasizes the importance of shareholder opportunity to vote. This is reinforced by company response statements to shareholder proposals which repeatedly state that companies carefully evaluate precatory shareholder votes.

A vote is consistent with fiduciary duty
A vote gives the board greater incentive to meet its fiduciary duty

For instance The Boeing Company 2003 response statement to the poison pill shareholder proposal specifically noted the 50% vote the proposal topic received at the company 2003 annual meeting and added, "... the Board of Directors and its Governance and Nominating Committee have carefully considered and evaluated the proposal, after being briefed on the proposals' historical, policy, economic and legal implications." The Boeing Company seems to have arranged a special briefing for the Board as a result of the shareholder vote.

It appears from The Boeing Company 2003 response statement that the non-binding shareholder vote gave the board added incentive to consider its position on the proposal topic. Giving the board added incentive to consider the merits of a key governance topic gives the board greater incentive to meet its fiduciary duty to shareholders under state law.

The two-point policy calls for a vote at each of the two points. If the company sets up a condition where it can avoid a vote at either point then there is no substantial implementation.

The board can take a false sense of security in knowing it can remove the policy at any time without any shareholder vote at any time. This false sense of security can impact shareholder value. It can also lead to management complacency and to the board marginally meeting fiduciary duty or less.

The company has not provided a precedent where a proposal which called for a shareholder vote under two circumstances was substantially implemented by a policy that enabled the company to avoid both such votes.

Hewlett Packard (December 24, 2003) essentially said that half the baby was as good as the whole baby on poison pills and shareholder votes. One possible interpretation of Hewlett Packard is that it gives a company the power to repeal a poison pill policy as soon as it receives a no action letter based on adopting that very policy.

The company has not claimed that the company would lack the power in this instance to take the Office of Chief Council Response letter, issued on the substantially implemented issue, on day-one and on day-two repeal the policy which was the linchpin to obtaining the day-one Response letter.

The key point of this poison pill proposal is a shareholder vote. It does not seem credible that a policy is substantially implemented when the company has the power to take a December 24, 2003 Response letter and on December 26, 2003 repeal the policy that was the linchpin to the December 24, 2003 Response. Furthermore there would be no shareholder vote before or after.

The company has not provided a precedent where a Staff Response of substantial implementation allowed the repeal of the policy critical to the staff Response. Thus the repeal could be timed to the very minute after the fax arrival of the Staff Response letter. The company has provided no argument rebutting the ability of the board to pass a resolution now that repeals the policy once the Response letter comes through on the company fax machine.

Pfizer Inc. (PFE) in 2003 had the transparency to adopt this same half-baby policy with more detail to reveal the limitations (from a shareholder viewpoint) of such a policy:
"This policy may be revised or repealed without prior public notice and the Board may thereafter determine to act on its own to adopt a poison pill"

The enclosed Dow Chemical Company Adoption of Stockholder Rights (Poison Pill) Policy, adopted February 13, 2003, prior to the company policy, added two key provisions beyond what one company called its "as far as it can go" company policy:
1) Any stockholder rights plan so adopted by the Board without prior stockholder approval will be submitted to a non-binding vote of stockholders as a separate ballot item at the next subsequent meeting of Dow stockholders.
2) The Board shall not repeal this Policy without first submitting it to a non-binding vote of Dow shareholders.

The company has not argued that the Dow Policy is contrary to state law.

The company has not submitted an argument stating that item 1) and 2) above are inconsistent with a fiduciary out.

CII Alerts, Council Research Service, November 13, 2003 establishes concern regarding meaningless poison pill policies. It stated:

SO FAR, WE'VE TRACKED 62 majority votes on poison pill proposals submitted in 2003. Only seven have adopted policies terminating their pills or amending their policies.

3M, **Hewlett-Packard** and **JP Morgan Chase**, which also don't have poison pills, responded to the majority votes by approving policies to get shareholder approval before adopting any poison pills. <u>But their policies include a huge loophole giving</u>

their boards the right to adopt pills without prior shareholder approval if, as fiduciaries, they decide a pill would be in the best interests of shareholders.
These clauses effectively render the policies meaningless.

The following are precedents where substantially implement was not concurred with.

Alaska Air Group, Inc. (March 31, 2003)
A shareholder proposal, which recommends that this company's board of directors redeem any poison pill previously issued and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote, may not be omitted under rule 14a-8(i)(10).

AMR Corp. (April 4, 2003)
A shareholder proposal, which requests that this company annually submit to a shareholder vote any poison pill adopted since the company's previous annual meeting and/or currently in place, may not be omitted from the company's proxy material under rule 14a-8(i)(10).

3M Co. (Jan. 28, 2003)
A shareholder proposal, which requests that this company's board of directors "redeem any poison pill previously issued (if applicable) and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote," may not be omitted from the company's proxy material under rule 14a-8(i)(10).

Sabre Holdings Corp. (March 20, 2003)
A shareholder proposal, which requests that this company's board of directors redeem any poison pill previously issued and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote, may not be omitted from the company's proxy material under rule 14a-8(i)(10).

UST Inc. (Dec. 26, 2003)
A shareholder proposal, which requests that this company's board of directors "redeem any poison pill previously issued (if applicable) and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote," may not be omitted from the company's proxy material under rule 14a-8(i)(10).

Fiduciary Out

A non-binding vote on the second part of this two-part proposal regarding the removal of the proposal once adopted is consistent with a fiduciary out.

Not all proposals with a fiduciary out are substantially identical

Not all poison pill proposals with a fiduciary out are substantially identical. Both a two-point policy and a one-point policy can have a fiduciary out. The fiduciary out of the two-point policy does not force it to be substantially implemented by a one-point policy.

I do not believe that the company has met its burden of proof obligation according to rule 14a-8 on substantially implement in regard to a half-baby poison pill policy.

For the above reasons this is to respectfully request non-concurrence with the company no action requests on this issue in particular.

Sincerely,

John Chevedden

D. *Rule 14a-8(b)(2)—Identification of Proponent*

The Commission is adopting Rule 14a-8(b)(2) as proposed. Under the rule, the Commission will no longer provide the name and address of a proponent who is not identified in the proxy statement. Such information will have to be obtained from the issuer.

In response to a request made by a number of commentators, the Commission wishes to make it clear that an issuer is not required under the rule to include the name and address of the proponent in its proxy materials, but may do so at its sole discretion. Where the issuer chooses to exclude such information, it is required only to indicate that it wll provide such information on request.

E. *Substantive Grounds for Omission of Security Holder Proposals*

1. *Rule 14a-8(c)(1) [17 CFR 240.14a-8(c)(1)]—Not a Proper Subject for Action by Security Holders Under State Law*

While no change was proposed to Rule 14a-8(c)(1), a number of commentators argued that the Note to paragraph (c)(1) should be deleted, since the Note elevated form over substance in considering whether a proposal would be a proper subject for action by security holders applicable state law. The Note was first added to Rule 14a-8 in 1976[6] to explain the staff's interpretive approach in considering the application of paragraph (c)(1). The interpretation was based on the experience of the staff that generally under state corporation law a request for the board of directors to consider certain actions was deemed proper for shareholder action as it did not infringe upon the directors' statutory authority to manage the corporation.

To reiterate what the Commission said in 1976:

"[I]t is the Commission's understanding that the laws of most states do not, for the most part, explicitly indicate those matters which are proper for security holders to act upon but instead provide only that 'the business and affairs of every corporation organized under this law shall be managed by its board of directors,' or words to that effect. Under such a statute, the board may be considered to have exclusive discretion in corporate matters, absent a specific provision to the contrary in the statute itself, or the corporation's charter or by-laws. Accordingly, proposals by security holders that mandate or direct the board to take certain action may constitute an unlawful intrusion on the board's discretionary authority under the typical statute. On the other hand, however, proposals that merely recommend or request that the board take certain action would not appear to be contrary to the typical state statute, since such proposals are merely advisory in nature and would not be binding on the board even if adopted by a majority of the security holders."[7]

The Commission believes, on the basis of opinions submitted to it by issuers and proponents, that this view continues to reflect general state corporate law. The Note, however, has been revised to make it clear that whether the nature of the proposal, mandatory or precatory, affects its includability is solely a matter of state law, and to dispel any mistaken impression that the Commission's application of paragraph (c)(1) is based on the form of the proposal.

2. *Rule 14a-8(c)(3) [17 CFR 240.14a-8(c)(3)]—Proposals that Are Contrary to the Commission's Proxy Rules, Including Rule 14a-9*

Although the Commission did not propose any changes to Rule 14a-8(c)(3), the Proposing Release discussed certain staff practices in administering this provision. The Commission indicated that it believed it appropriate for the staff to give proponents the opportunity to amend portions of proposals or supporting statements which might be violative of Rule 14a-9 at the time they were submitted, since issuers are accorded the same opportunities with respect to their soliciting materials. While some commentators were critical of the latitude given to proponents to make such modifications, the Commission has determined not to change its administration of paragraph (c)(3).

3. *Rule 14a-8(c)(4) [17 CFR 240.14a-8(c)(4)]—Personal Claim or Grievance*

The proposed change to Rule 14a-8(c)(4) was intended to clarify the scope of the exclusionary paragraph and to insure that the security holder proposal process would not be abused by proponents attempting to achieve personal ends that are not necessarily in the common interest of the issuer's shareholders generally. Some commentators expressed concern that, as proposed, the "personal interest" grounds for exclusion could be applied to exclude a proposal relating to an issue in which a proponent was personally committed or intellectually and emotionally interested. This is not the Commission's intent. In order to allay such concerns and clarify the intended scope of revised paragraph (c)(4), the Commission has incorporated such commentators' suggested revision. As so revised the rule now refers to a "proposal . . . designed to result in a benefit to the proponent or to further a personal interest, which benefit or interest is not shared with the other security holders at large."

4. *Rule 14a-8(c)(5) [17 CFR 240.14a-8(c)(5)]—Not Significantly Related to the Issuer's Business*

The Commission is adopting Rule 14a-8(c)(5) as proposed. Paragraph (c)(5) relates to proposals concerning the functioning of the economic business of an issuer and not to such matters as shareholders' rights, e.g., cumulative voting.

5. *Rule 14a-8(c)(7) [17 CFR 240.14a-8(c)(7)]—Ordinary Business*

The Commission did not propose any change to existing Rule 14a-8(c)(7), but did propose a significant change in the staff's interpretation of that rule. In the past, the staff has taken the position that proposals requesting issuers to prepare reports on specific aspects of their business or to form special committees to study a segment of their business would not be excludable under Rule 14a-8(c)(7). Because this interpretation raises form over substance and renders the provisions of paragraph (c)(7) largely a nullity, the Commission has determined to adopt the interpretative change set forth in the Proposing Release. Henceforth, the staff will consider whether the subject matter of the special report or the committee involves a matter of ordinary business; where it does, the proposal will be excludable under Rule 14a-8(c)(7).

6. *Rule 14a-8(c)(10) [17 CFR 240.14a-8(c)(10)]—Moot*

As with Rule 14a-8(c)(7), the Commission did not propose to change Rule 14a-8(c)(10), but did propose a change in the staff interpretation of the provision. In the past, the staff has permitted the exclusion of proposals under Rule 14a-8(c)(10) only in those

posal has been fully effected. The Commission proposed an interpretative change to permit the omission of proposals that have been "substantially implemented by the issuer". While the new interpretative position will add more subjectivity to the application of the provision, the Commission has determined that the previous formalistic application of this provision defeated its purpose. Accordingly, the Commission is adopting the proposed interpretative change.

The Commission also requested comment on the adoption of a new interpretation of Rule 14a-8(c)(10) which would have permitted the omission of precatory proposals where the board of directors has considered the request in good faith and determined not to act. The Commission has determined that because of the administrative difficulties in administering the "good faith" test, it will not undertake the proposed interpretation at this time.

7. *Rule 14a-8(c)(12) [17 CFR 240.14a-8(c)(12)]—Repeat Proposals*

Existing Rule 14a-8(c)(12) permits the exclusion of a proposal if substantially the same proposal has been included in the issuer's proxy statement in prior years and the proposal failed to obtain a specified percentage of the votes cast. The Commission proposed a change which would permit the exclusion of proposals dealing with substantially the same subject matter as proposals submitted in prior years, but which failed to receive the requisite percentage of votes.

The commentators supporting the proposed amendment felt that it was an appropriate response to counter the abuse of the security holder proposal process by certain proponents who make minor changes in proposals each year so that they can keep raising the same issue despite the fact that other shareholders have indicated by their votes that they are not interested in that issue.

Commentators who opposed the change argued that the revision was too broad and that it could be used to exclude proposals that had only a vague relation to an earlier proposal. Many of those commentators suggested that such a broad change was not necessary if the staff changed its interpretation of the existing provision.

The Commission has determined to adopt the proposed change to Rule 14a-8(c)(12). The Commission believes that this change is necessary to signal a clean break from the

---

[6] Release 34-12999. (Nov. 22, 1976) [41 FR

[7] *Id.* at p.16.

DOW

The Dow Chemical Company
Midland, Michigan 48674

CERTIFIED RESOLUTION

Adoption of Stockholder Rights Policy

RESOLVED, upon the recommendation of the Committee on Directors and Governance that the Board of Directors adopt the following Stockholder Rights Policy for the Company:

The Board of Directors shall obtain stockholder approval prior to adopting any stockholder rights plan; *provided, however*, that the Board may act on its own to adopt a stockholder rights plan if, under the then current circumstances, the Board in the exercise of its fiduciary responsibilities, deems it to be in the best interest of Dow's stockholders to adopt a stockholder rights plan without the delay in adoption that would come from the time reasonably anticipated for stockholder approval. Any stockholder rights plan so adopted by the Board without prior stockholder approval will be submitted to a non-binding vote of stockholders as a separate ballot item at the next subsequent meeting of Dow stockholders. The Board shall not repeal this Policy without first submitting it to a non-binding vote of Dow stockholders.

Certification

I, Thomas E. Moran, Assistant Secretary of The Dow Chemical Company (the "Company"), do hereby certify that the foregoing is a full, true and correct copy of a resolution adopted at a meeting of the Board of Directors of the Company, held at the offices of the Company in Midland, Michigan, on the 13th day of February, 2003, at which meeting a quorum of the Board of Directors was present, and that, as of the date below, such resolution has not been revoked, annulled or modified in any manner whatsoever, and is in full force and effect.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the corporate seal of the Company this 13th day of February, 2003.

Thomas E. Moran, Assistant Secretary

Honeywell

Thomas F. Larkins
Vice President,
Corporate Secretary and
Deputy General Counsel

Honeywell
101 Columbia Road
Morristown, NJ 07962-2245

973-455-5208
973-455-4413 Fax
tom.larkins@honeywell.com

1934 Act, Section 14(a)
Rules 14a-8(i)(3) and (10)

December 23, 2003

VIA UPS

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Honeywell International Inc.: Omission of Shareowner Proposal Submitted by Mr. Bart Naylor

Ladies and Gentlemen:

On behalf of Honeywell International Inc. (the "Company" or "Honeywell"), we have enclosed pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), five additional copies of this letter, along with a shareowner proposal and statement of support submitted by Mr. Bart Naylor (the "Proponent"), for inclusion in the Company's proxy materials for the 2004 Annual Meeting of Shareowners. The proposal and supporting statement are collectively referred to as the "Proposal." Mr. Naylor has appointed Mr. John Chevedden to be his representative for all issues pertaining to the Proposal.

We respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur that it will not recommend any enforcement action to the Securities and Exchange Commission (the "SEC") if the Company omits the Proposal from its 2004 proxy materials. We are sending a copy of this letter to Mr. Chevedden as formal notice of Honeywell's intention to exclude the Proposal from its proxy materials.

> "RESOLVED: "Shareholders request that our Directors increase shareholder voting rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote as a separate ballot item as soon as may be practical. Also once this proposal is adopted, any material change or removal of this proposal is requested to be submitted to a shareholder vote as a separate ballot item at the earliest possible shareholder ballot. Directors have discretion in responding to shareholder votes."

Reasons for Excluding the Proposal. It is our opinion that the Proposal is excludable as it has already been "substantially implemented".

I. The Company Has Already Substantially Implemented the Proposal.

Honeywell believes that the Proposal may be omitted under Rule 14a-8(i)(10), which permits the exclusion of a proposal "if the company has already substantially implemented the proposal." While, prior to 1983, the Staff permitted exclusion of shareowner proposals under the predecessor to this Rule (Rule 14a-8(c)(10)) only where the proposal had been fully effected, in 1983 the SEC announced an interpretive change to permit omission of proposals that had been "substantially implemented." In doing so, the SEC explained that, "[w]hile the new interpretive position will add more subjectivity to the application of the provision, the SEC has determined that the previous formalistic application of this provision defeated its purpose." Securities Exchange Act Release No. 20091 (Aug. 16, 1983). The SEC amended the Rule to reflect the new, more flexible interpretation in 1998. See Securities Exchange Act Rel. No. 40018 (May 21, 1998).

Honeywell does not currently have a poison pill in place and has no current intention of adopting a poison pill. Furthermore, on December 5, 2003, the Honeywell Board of Directors adopted a policy (the "Honeywell Policy") to obtain shareowner approval in the event that Honeywell does adopt a poison pill in the future. The Honeywell Policy, which the Company currently intends to post on its website in January 2004 and disclose in its 2004 proxy materials, provides:

1. Honeywell has not had a Shareowner Rights Plan or "poison pill" since 1994, when it was redeemed. Honeywell has made no efforts since then to replace such plan. For purposes of this Policy, the term "Shareowner Rights Plan" refers generally to any plan providing for the distribution of preferred stock, rights, warrants, options or debt instruments to the shareowners of Honeywell, designed to deter non-negotiated takeovers by conferring certain rights on shareowners upon the occurrence of a "triggering event" such as a tender offer or third party acquisition of a specified percentage of stock.

2. Honeywell will seek shareowner approval prior to its adoption of a Shareowner Rights Plan, unless the Board, in the exercise of its fiduciary duties and with the concurrence of a majority of its independent directors, determines that, under the circumstances existing at the time, it is in the best interests of Honeywell's shareowners to adopt a Shareowner Rights Plan without delay.

3. If a Shareowner Rights Plan is adopted by Honeywell without prior shareowner approval, such plan must provide that it shall expire unless ratified by the shareowners within one year of adoption.

Thus, under the Honeywell Policy, prior shareowner approval of a poison pill would be required, except in the exceptional case where the Board, with the concurrence of a majority of Honeywell independent Directors, determines that it is consistent with their fiduciary duties to shareowners to adopt a pill promptly, rather than await shareowner approval, in which case the pill would

expire within one year if no shareowner approval is obtained. Thirteen of the Company's fourteen Directors are non-employee Directors who satisfy the independence criteria set forth in New York Stock Exchange listing standards currently in effect, as well as the amended criteria approved by the SEC on November 4, 2003.

The Honeywell Policy "substantially implements" the Proposal. Although the Honeywell Policy includes a limited exception for the adoption of a poison pill without shareowner approval, subject to shareowner approval within one year, the Proposal by its own terms clearly contemplates that a shareowner vote may follow the adoption of the pill. The first sentence of the resolution portion of the Proposal clearly states that shareowners should vote on the "adoption" of a pill "as soon as may be practical," which can only mean after the initial adoption of such pill. To interpret the Proposal otherwise would, in my opinion, be problematic under Delaware law as it would preclude the directors from fully exercising their fiduciary duties in the event they determine in the future that it would be in the best interests of the Company and its shareowners to adopt a pill expeditiously. Under the Honeywell Policy, the shareowner approval must be obtained before the pill is adopted unless, with the concurrence of a majority of the independent Directors, the Board determines that the pill should be adopted without delay.

Moreover, there is no meaningful difference between obtaining such approval "as soon as may be practical," under the terms of the Proposal, and "within one year," in the narrow case where the Honeywell Policy's after-the-fact shareowner approval provision applies. Under the Honeywell Policy, one year is the outside limit for obtaining shareowner approval; such approval may in fact be sought much sooner. In either case, however, it would not be practicable to seek shareowner approval in the midst of any hostile takeover attempt that motivated the adoption of the pill in the first place.

Furthermore, the last sentence of the Proposal's resolution states that "Directors have discretion in responding to shareholder votes," and the supporting statement emphasizes that the Proposal "gives our Directors the flexibility to obtain our input and ignore our input if our Directors seriously believe they have a good reason." Unlike the Proposal, the Honeywell Policy requires the Board to obtain shareowner approval of a poison pill within one year of adoption, or else the pill would expire in accordance with its terms. Therefore, the Honeywell Policy, in fact, not only "substantially implements" the Proposal, it exceeds what would be required by the Proposal.

Even assuming that the differences between the Proposal and the Honeywell Policy are in any sense meaningful, such differences would not preclude a conclusion that the Proposal has been "substantially implemented." For example, in Humana Inc. (Feb. 27, 2001), the Staff concurred that a proposal that recommended that the company establish a nominating committee of "independent directors" was substantially implemented even though the company's definition of "independence" differed somewhat from the proponent's more restrictive approach. Similarly, in Masco Corporation (Mar. 29, 1999), the proposal requested that the company establish specified qualifications for outside directors, including that such directors have no other relationship with the company. The Staff concurred that the proposal had been substantially

implemented even though the company's policy proscribed only relationships that were "material" in the board's judgment. See also, e.g., The GAP (Mar. 16, 2001) (proposal requesting a report on child labor practices of the company's suppliers excludable as substantially implemented even though the company's report did not provide all the information sought by the proposal); H.J. Heinz Company (June 19, 1997) (the Staff concurred that the proposal had already been substantially implemented despite the proponent's letter detailing a number of differences between the company's existing corporate governance guidelines and the information requested in the proposal); and The Limited (Mar. 15, 1996) (company's adoption of some, but not all, of the recommended policies on slave labor substantially implemented the proposal).

We are aware that the Staff declined to concur that a poison pill proposal could be excluded as "substantially implemented" in 3M Company (Jan. 28, 2003) and in Sabre Holdings Corporation (Mar. 20, 2003). In both letters, the companies had adopted policies for the future adoption of a poison pill. However, both cases are clearly distinguishable.

In 3M Company, both the company's policy, and the shareowner proposal in question, differed from the Honeywell Policy and the instant Proposal in ways that clearly distinguish that case from the circumstances of the instant Proposal. Unlike the Honeywell Policy, the 3M policy on the adoption of a future poison pill did not require shareowner approval at all in some circumstances. Under the 3M policy, the company was not required to obtain shareowner approval at any time in the event that the board of directors determined that prompt adoption was in the best interests of shareowners. By contrast, the Honeywell Policy would require shareowner approval within one year under those circumstances. Furthermore, the shareowner proposal in 3M Company set two higher hurdles: Unlike the instant Proposal, the shareowner proposal at issue in that letter did not contemplate that shareowner approval could follow the adoption of a poison pill, and did not state that any shareowner vote would be non-binding on the board of directors.

The Staff's response in Sabre Holdings Corporation is similarly distinguishable. In Sabre, the shareowner proposal, like the shareowner proposal in 3M Company, did not contemplate that shareowner approval could follow the adoption of a poison pill, and did not state that any shareowner vote would be non-binding on the board of directors. Thus, Sabre Holdings' policy on poison pills, which included a provision for delayed shareowner approval, differed from the proposal there at issue. Here, as noted above, the instant Proposal contemplates delayed shareowner approval, and also provides that such vote in all events would be non-binding.

For the foregoing reasons, Honeywell requests that the Staff concur that it may omit the Proposal from its 2004 proxy materials under Rule 14a-8(i)(10).

*   *   *

We would very much appreciate a response from the Staff on this no-action request as soon as practicable, but in all events before February 16, 2004, so that the Company can meet its printing and mailing schedule for the 2004 Annual Meeting of Shareowners. If you have any questions or require additional information concerning this matter, please call me at 973.455.5208. Thank you.

Very truly yours,

Thomas F. Larkins

Thomas F. Larkins
Vice President, Corporate Secretary, and
Deputy General Counsel

Enclosures

cc: Mr. John Chevedden (w/ encls.)

#172488

Bart Naylor
1255 N. Buchanan Street
Arlington, VA 22205

Mr. David Cote
Chairman
Honeywell International (HON)
101 Columbia Road, P.O. Box 4000
Morristown, NJ 07962
PH: 973-455-2000
FX: 973-455-4002,-2096

Dear Mr. Cote,

This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting. This proposal is submitted in support of the long-term performance of our company. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and-or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

[Signature] Nov 5/03 [Date]

cc: Thomas Larkins
PH: 973-455-5208
FX: 973-455-4413

The attached proposal is submitted consistent with the above letter.
Sincerely,
November 18, 2003

3 – Shareholder Input on a Poison Pill

RESOLVED: Shareholders request that our Directors increase shareholder voting rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote as a separate ballot item as soon as may be practical. Also once this proposal is adopted, any material change or removal of this proposal is requested to be submitted to a shareholder vote as a separate ballot item at the earliest possible shareholder ballot. Directors have discretion in responding to shareholder votes.

This topic won an overall 60% yes-vote at 79 companies in 2003. I believe majority shareholder votes are a strong signal of shareholder concern on this topic. I do not see how our Directors could object to this proposal because it gives our Directors the flexibility to obtain our input and ignore our input if our Directors seriously believe they have a good reason.

Bart Naylor, 1255 N. Buchanan Street, Arlington, Virginia 22205 submitted this proposal.

Poison Pill Negative

The key negative of poison pills is that pills can preserve management deadwood.

Source: *Moringstar.com*

The Potential of a Tender Offer Can Motivate Our Directors

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could sell the company out from under its present management.

Source: *Wall Street Journal*, Feb. 24, 2003

Diluted Stock

An anti-democratic management scheme to flood the market with diluted stock is not a reason that a tender offer for our stock should fail.

Source: *The Motley Fool*

Like a Dictator

Poison pills are like a dictator who says, "Give up more of your freedom and I'll take care of you.

T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for 25 years

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, whose members have $2 trillion invested, called for shareholder approval of poison pills.

I believe that it is important to at least take the single step here to improve our corporate governance standards since I believe our current or recent standards are not impeccable. For instance:

Our board materially ignored 7 majority shareholder votes
Super-majority vote requirements are established which resist change
No cumulative voting
No independent Board Chairman

No lead director
No stock ownership guidelines for directors or executives
Our auditors collected 54% of their pay for non-audit work
Directors have 3-year terms
Five directors each have 10 to 16 years tenure, there are no tenure limits and each was on an average of 2 key board committees.
Newer directors served on an average of only 1.25 key committees
The Board Compensation Committee, which rewarded our CEO with $65 million, is made up exclusively of CEOs or ex-CEOs.

Director Confidence in their Oversight

I believe that, by our Directors taking steps to adopt this proposal, our Directors can signal their confidence that our management – under their oversight – will be the best management to enhance shareholder value.

Shareholder Input on a Poison Pill
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

References:
The Motley Fool, June 13, 1997
Moringstar.com, Aug. 15, 2003
Mr. Dunphy's statements are from The Wall Street Journal, April 28, 1999.
IRRC Corporate Governance Bulletin, June – Sept. 2003
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 — 310-371-7872

6 Copies
7th copy for date-stamp return

January 2, 2004
Via Airbill

RECEIVED
2004 JAN -5 PM 5:04
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Honeywell International Inc. (HON)
Response to No Action Request
Bart Naylor

Ladies and Gentlemen:

The numbers preceding the brackets below correspond to the pages of the company letter.

2] The company "Board Policy" completely fails to address a key part of the proposal: "Also once this proposal is adopted, dilution or removal of this proposal is requested to be submitted to a shareholder vote at the earliest possible shareholder election." Without this key part the proposal is subject to manipulation at the expense of shareholders. The board has the power to repeal this new Honeywell policy at any time without a shareholder vote at any time.

The Honeywell Policy makes it easy to adopt a pill – "Concurrence of a majority of its independent directors." Thus a 7-to-6 concurrence of some of the directors would allow a poison pill. Additionally there could be less than a majority of all directors favoring the pill and it could still be adopted. The criteria for independence is not strict compared to the standard of the Council of Institutional Investors.

The company fails to correspondingly claim that "no intention of adopting a poison pill" or the "Honeywell Policy" detracts from the board of directors' absolute power to adopt a poison pill at any time without a vote at any time.

3] The December 2003 company policy is subject to manipulation because the provision for a one-year holiday on a shareholder vote allows a shareholder vote to bypass an annual meeting, in addition to a special meeting and thus thrust additional expenses upon shareholders for a potential third shareholder meeting in one year. Under the company provision there could be an awkward and time-tolling three shareholder meetings in one year consuming the time of the highest-paid employees of the company.

This provision could also wrongfully subject the proponent to blame that he is responsible for the cost of a third meeting (plus the burden on the highest-paid employees of the company) that may be conducted between annual meetings and outside of a special meeting. The

unreasonableness of three meetings in one year would serve as strong motivation for the board to omit or postpone the poison pill vote now specified in the company policy.

It is simply window-dressing to claim any advantage for a requirement of shareholder approval compared to a shareholder vote when the Honeywell Policy allows the board to simply turn on a dime and adopt a new pill if the vote falls short or unilaterally repeal the entire December 2003 policy immediately.

The company repeats the recurring fallacy of companies in no action requests: That a flawed cosmetic policy, which is essentially toothless, is a substitute for a meaningful policy.

The company makes the unsupported claim that "meaningful" differences in a company policy "would not preclude a conclusion of 'substantially implemented.'"

4] The company seems to claim that child labor practices and slave labor policies have bedrock analogies for a decision on a poison pill. The company does not cite any reason that purported precedents involving child labor practices and slave labor policies should be stretched beyond their current narrow application to have an extended application to a core corporate governance issue – the poison pill and the potential sale of the company.

The company acknowledges that the determinations in 3M Company (Jan. 28, 2003) and Sabre Holdings Corporation (Mar. 20, 2003) do not support the company position. Yet these proposals did not even have the further distinguishing text (from the company position) in this proposal: "Also once this proposal is adopted, any material change or removal of this proposal is requested to be submitted to a shareholder vote as a separate ballot item at the earliest possible shareholder ballot."

I do not believe the company has met its burden of proof obligation according to rule 14a-8.

For the above reasons this is to respectfully request non-concurrence with the company no action request on each point.

Sincerely,

John Chevedden
Honeywell International Inc. shareholder

cc:
Bart Naylor
David Cote

3 – Shareholder Input on a Poison Pill

RESOLVED: Shareholders request that our Directors increase shareholder voting rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote as a separate ballot item as soon as may be practical. Also once this proposal is adopted, any material change or removal of this proposal is requested to be submitted to a shareholder vote as a separate ballot item at the earliest possible shareholder ballot. Directors have discretion in responding to shareholder votes.

This topic won an overall 60% yes-vote at 79 companies in 2003. I believe majority shareholder votes are a strong signal of shareholder concern on this topic. I do not see how our Directors could object to this proposal because it gives our Directors the flexibility to obtain our input and ignore our input if our Directors seriously believe they have a good reason.

Bart Naylor, 1255 N. Buchanan Street, Arlington, Virginia 22205 submitted this proposal.

Poison Pill Negative

The key negative of poison pills is that pills can preserve management deadwood.

Source: *Moringstar.com*

The Potential of a Tender Offer Can Motivate Our Directors

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could sell the company out from under its present management.

Source: *Wall Street Journal*, Feb. 24, 2003

Diluted Stock

An anti-democratic management scheme to flood the market with diluted stock is not a reason that a tender offer for our stock should fail.

Source: *The Motley Fool*

Like a Dictator

Poison pills are like a dictator who says, "Give up more of your freedom and I'll take care of you.

T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for 25 years

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, whose members have $2 trillion invested, called for shareholder approval of poison pills.

I believe that it is important to at least take the single step here to improve our corporate governance standards since I believe our current or recent standards are not impeccable. For instance:

Our board materially ignored 7 majority shareholder votes

Super-majority vote requirements are established which resist change

No cumulative voting

No independent Board Chairman

No lead director
No stock ownership guidelines for directors or executives
Our auditors collected 54% of their pay for non-audit work
Directors have 3-year terms
Five directors each have 10 to 16 years tenure, there are no tenure limits and each was on an average of 2 key board committees.
Newer directors served on an average of only 1.25 key committees
The Board Compensation Committee, which rewarded our CEO with $65 million, is made up exclusively of CEOs or ex-CEOs.

Director Confidence in their Oversight

I believe that, by our Directors taking steps to adopt this proposal, our Directors can signal their confidence that our management – under their oversight – will be the best management to enhance shareholder value.

Shareholder Input on a Poison Pill
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

References:
The Motley Fool, June 13, 1997
Moringstar.com, Aug. 15, 2003
Mr. Dunphy's statements are from The Wall Street Journal, April 28, 1999.
IRRC Corporate Governance Bulletin, June – Sept. 2003
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 27, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Honeywell International Inc.
Incoming letter dated December 23, 2003

The proposal requests that the board submit the adoption, maintenance or extension of any poison pill to a shareholder vote and further requests that once adopted, any material change or removal of this proposal be submitted to a shareholder vote at the earliest possible shareholder ballot. The proposal gives directors "discretion in responding to shareholder votes."

There appears to be some basis for your view that Honeywell may exclude the proposal under rule 14a-8(i)(10). We note Honeywell's representation that it has adopted a policy that requires shareholder approval in adopting any poison pills. Accordingly, we will not recommend enforcement action to the Commission if Honeywell omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Daniel Greenspan

Daniel Greenspan
Attorney-Advisor